UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 15, 2008

Mr.
Guillermo Larraín Ríos
Securities and Insurance Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449
Santiago

Ref.:	Delivery of information about Distribución y Servicio D&S S.A. and subsidiaries in accordance with Form Letter N° 1003.

Dear Mr. Larraín:

By means of this letter, we hereby attach forms N° 1 and 2 in accordance with the aforementioned Form Letter, of Distribución y Servicio D&S S.A., and affiliates Inversiones D&S Chile Limitada, Servicios Financieros D&S S.A., Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales and Comercial D&S S.A., to the 31st of December, 2007.

Distribución y Servicio D&S S.A., is registered in the Securities Registry of your Commission under the number 0593.

Cordially yours,

Rodrigo Cruz Matta
Distribución y Servicio D&S S.A.

FORM N° 1
INFORMATION ABOUT THE EXECUTIVES OF THE COMPANY

PAGE N° 1
I.-    BACKGROUND OF THE COMPANY:

I.1 Trade Name	I.2 TAX ID N° of the Company	I.3 Date Inf. Created dd/mm/yy	I.4 Type of Company
Distribución y Servicio D&S S.A.	96.439.000-2	15/01/08	01

II.-    BACKGROUND OF EXECUTIVES :

	II.1 First Last Name	II.2 Second Last Name	II.3 Names	II.4 TAX ID N°	II.5 Position
Executive	IBAÑEZ	SCOTT	FELIPE	5.638.122-8	01
Spouse	ATKINSON	YOUNG	HEATHER	8.825.384-1
Executive	EBEN	OYANEDEL	HANS	4.764.938-2	01
Spouse	IVANSCHITZ	POULSEN	INGE	5.661.163-0
Executive	KULKA	FRAENKEL	JONNY	4.863.497-4	01
Spouse	KUPERMAN	BURSTEIN	ISABEL	6.840.800-8
Executive	LARRAIN	CRUZAT	FERNANDO	7.011.884-K	01
Spouse	LANGLOIS	MARGOZZINI	LIVIA	7.515.462-3
Executive	IBAÑEZ	SCOTT	NICOLAS	5.638.106-6	01
Spouse	VARELA	NOGUERA	Mª CAROLINA	6.872.286-1
Executive	EDWARDS	GUZMAN	VERONICA	7.051.999-2	01
Spouse	MENDEZ	TORRES	ROBERTO	5.122.284-9
Executive	GANA	EGUIGUREN	FRANCISCO MANUEL	6.376.183-4	01
Spouse	MACKENNA	GÓMEZ	MARGARITA	7.343.398-3
Executive	JOFRÉ	MIRANDA	GERARDO	5.672.444-3	01
Spouse	CIFUENTES	CARVAJAL	MARIA MERCEDES	4.439.354-9
Executive	LARRAÍN	BASCUÑAN	FELIPE	7.012.075-5	01
Spouse	CISTERNAS	LIRA	FRANCISCA	7.016.107-9
Executive	OSTALE	CAMBIASO	ENRIQUE	8.681.278-9	02
Spouse	CORTINA	TRESPALACIOS	MARÍA ELISA	7.036.952-4
Executive	ROSTAGNO	HAYES	SILVIO	6.366.718-8	02
Spouse	VEDECCARRATZ	GARCÍA	JAQUELINE	8.051.955-9
Executive	SMITH	FERRER	GONZALO	9.959.968-5	02
Spouse	VERGARA	GONZALEZ	Mª LORETO	9.908.787-0
Executive	ROSENFELD	KREISSELMEYER	TINA	14.644.931-K	02
Spouse	LINGSCH		MARIAN ROBERT	5.784.879-0
Executive	DROSTE	BERTOLO	ALEJANDRO	7.014.444-1	02
Spouse	CHARLIN	FERNANDEZ	MAGDALENA	12.244.396-5
Executive	GALVEZ	SALDIAS	MARCELO	9.544.470-9	02
Spouse	MEX	CORSSEN	CAROLIN	7.033.375-9
Executive	HOHMANN	BARRIENTOS	CLAUDIO	6.578.844-6	02
Spouse	HEWSTONE	ARQUEROS	MARINA	8.264.044-4
Executive	CONTRERAS	DUFF	XIMENA	7.061.013-2	04
Spouse	ARRATIA	RAMIREZ	NELSON	7.999.087-6
Executive	TAPIA	PEREZ	ARTURO	9.796.597-8	04
Spouse	HOLZAPFEL	ASTROSA	JESSICA PILAR	11.687.486-5
Executive	BRADFORD	VICUÑA	LORETO	7.982.221-3	04

_________________
Rodrigo Cruz Matta
Legal Representative

FORM N° 2
INFORMATION ABOUT EXECUTIVES OF SUBSIDIARY

PAGE N° 1 OF 1.-

I.-    BACKGROUND OF THE COMPANY:

I.1 Trade Name	I.2 TAX ID N° of the Company	I.3 Date Inf. Is created dd/mm/yy
Inversiones D&S Chile Limitada	76.724.050-3	15/01/08

II.-    BACKGROUND OF EXECUTIVES:

	II.1 First Last Name	II.2 Second Last Name	II.3 Names	II.4 TAX ID N°	II.5 Position
Executive	OSTALE	CAMBIASO	ENRIQUE	8.681.278-9	02
Spouse	CORTINA	TRESPALACIOS	MARÍA ELISA	7.036.952-4
Executive	CRUZ	MATTA	RODRIGO	6.978.243-4	02
Spouse	VIAL	BEZANILLA	CAROLINA	6.379049-4
Executive	NUÑEZ	SFEIR	MIGUEL	10.087.763-5	02
Spouse	COX	BAEZA	Mª DE LA LUZ	7.033.827-0
Executive	MENDOZA	VIVANCO	JOSE RICARDO	7.679.372-7	02
Spouse	SOLAR	ZULETA	GRACIELA	7.210.725-K

_________________
Rodrigo Cruz Matta
Legal Representative

FORM N° 2
INFORMATION ABOUT EXECUTIVES OF SUBSIDIARY

PAGE N° 1 OF 1.-

I.-    BACKGROUND OF THE COMPANY:

I.1 Trade Name	I.2 TAX ID N° Of the Company	I.3 Date Inf. Is created dd/mm/yy
Servicios Financieros D&S S.A.	99.583.130-9	15/01/08

II.-    BACKGROUND OF EXECUTIVES:

	II.1 First Last Name	II.2 Second Last Name	II.3 Names	II.4 TAX ID N°	II.5 Position
Executive	IBAÑEZ	SCOTT	NICOLAS	5.638.106-6	01
Spouse	VARELA	NOGUERA	Mª CAROLINA	6.872.286-1
Executive	LARRAIN	CRUZAT	FERNANDO	7.011.884-K	01
Spouse	LANGLOIS	MARGOZZINI	LIVIA	7.515.462-3
Executive	EGUIGUREN	CORREA	GONZALO	7.032.983-2	01
Spouse	VIAL	RODRIGUEZ	Mª TERESA	7.656.253-9
Executive	EBEN	OYANEDEL	HANS	4.764.938-2	01
Spouse	IVANSCHITZ	POULSEN	INGE	5.661.163-0
Executive	OSTALE	CAMBIASO	ENRIQUE	8.681.278-9	01
Spouse	CORTINA	TRESPALACIOS	MARÍA ELISA	7.036.952-4
Executive	AYUB	UAUY	ELIAS RUBEN	5.864.156-1	02
Spouse	MUÑOZ	CONCHA	Mª VERONICA	6.340.612-0
Executive	ALLENDE	URRUTIA	PEDRO	7.051.685-3	02
Spouse	GONZALEZ	MALIG	REBECA	9.104.449-8

_________________
Rodrigo Cruz Matta
Legal Representative

FORM N° 2
INFORMATION ABOUT EXECUTIVES OF SUBSIDIARIES

PAGE N° 1 OF 1.-

I.-    BACKGROUND OF THE COMPANY:

I.1 Trade Name	I.2 TAX ID N° Of the Company	I.3 Date Inf. Is created dd/mm/yy
Sociedad Anónima e Inmobiliaria Terrenos y Establecimientos Comerciales		15/01/07

II.-    BACKGROUND OF EXECUTIVES:

	II.1 First Last Name	II.2 Second Last Name	II.3 Names	II.4 TAX ID N°	II.5 Position
Executive	IBAÑEZ	SCOTT	FELIPE	5.638.122-8	01
Spouse	ATKINSON	YOUNG	HEATHER	8.825.384-1
Executive	IBAÑEZ	SCOTT	NICOLAS	5.638.106-6	01
Spouse	VARELA	NOGUERA	Mª CAROLINA	6.872.286-1
Executive	EBEN	OYANEDEL	HANS	4.764.938-2	01
Spouse	IVANSCHITZ	POULSEN	INGE	5.661.163-0
Executive	OSTALE	CAMBIASO	ENRIQUE	8.681.278-9	01
Spouse	CORTINA	TRESPALACIOS	MARÍA ELISA	7.036.952-4
Executive	LARRAIN	CRUZAT	FERNANDO	7.011.884-K	01
Spouse	LANGLOIS	MARGOZZINI	LIVIA	7.515.462-3
Executive	ROZAS	HEUSSER	SEBASTIAN	10.601.201-6	02
Spouse	GIROZ	BAEZA	Mª FRANCISCA	12.852.731-1

_________________
Rodrigo Cruz Matta
Legal Representative

FORM N° 2
INFORMATION ABOUT EXECUTIVES OF SUBSIDIARIES

PAGE N° 1 OF 1.-

I.-    BACKGROUND OF THE COMPANY:

I.1 Trade Name	I.2 TAX ID N° Of the Company	I.3 Date Inf. Is created dd/mm/yy
Comercial D&S S.A.	96.829.710-4	15/01/07

II.-    BACKGROUND OF EXECUTIVES:

	II.1 First Last Name	II.2 Second Last Name	II.3 Names	II.4 TAX ID N°	II.5 Position
Executive	IBAÑEZ	SCOTT	NICOLAS	5.638.106-6	01
Spouse	VARELA	NOGUERA	Mª CAROLINA	6.872.286-1
Executive	LARRAIN	CRUZAT	FERNANDO	7.011.884-K	01
Spouse	LANGLOIS	MARGOZZINI	LIVIA	7.515.462-3
Executive	CRUZ	MATTA	RODRIGO	6.978.243-4	01
Spouse	VIAL	BEZANILLA	CAROLINA	6.379.049-4
Executive	EBEN	OYANEDEL	HANS	4.764.938-2	01
Spouse	IVANSCHITZ	POULSEN	INGE	5.661.163-0
Executive	OSTALE	CAMBIASO	ENRIQUE	8.681.278-9	01
Spouse	CORTINA	TRESPALACIOS	MARÍA ELISA	7.036.952-4
Executive	ROSTAGNO	HAYES	SILVIO	6.366.718-8	02
Spouse	VEDECCARRATZ	GARCIA	JAQUELINE	8.051.955-9
Executive	LOPEZ	BARRANCO	MANUEL	7.014.100-0	02
Spouse	DE DIOS	JOVE	MARÍA JOSÉ	11.860.621-3
Executive	FERNANDEZ	DONOSO	ANDRES	12.864.068-1	02
Spouse	SUSPICHIATTI	BACARREZA	XIMENA	8.511.025-K
Executive	ORTUZAR	CRUZ	FRANCISCO	10.566.642-K	02
Spouse	CARVAJAL	MORENO	MACARENA	10.783.799-K
Executive	DONOSO	GUERRA	GASTON	10.035.912-k	02
Spouse	MAIRA	KAST	Mª FRANCISCA	8.496.846-3

_________________
Rodrigo Cruz Matta
Legal Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 16, 2008